SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Dated as of October 30, 2002

BCE INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA
Trustee

FIFTH SUPPLEMENTAL TRUST INDENTURE
PROVIDING FOR THE ISSUE OF
$300,000,000 of 6.20% Series A Notes Due October 30, 2006
$1,050,000,000 of 6.75% Series B Notes Due October 30, 2007
$650,000,000 of 7.35% Series C Notes Due October 30, 2009

THIS FIFTH SUPPLEMENTAL TRUST INDENTURE made at the City of Montreal in the Province of Québec as of the 30th day of October, 2002.

BETWEEN:	BCE INC., a corporation incorporated under the laws of Canada (hereinafter referred to as the "Corporation")

OF THE FIRST PART

AND:	COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as the "Trustee")

OF THE SECOND PART

WHEREAS by Trust Indenture (hereinafter referred to as the “1997 Original Trust Indenture”) dated as of November 4, 1997, executed by the Corporation in favour of Montreal Trust Company, as original trustee, provision was made for the issue by the Corporation from time to time of Debt Securities of the Corporation without limit as to aggregate principal amount;

AND WHEREAS by Trust Indenture dated as of November 4, 1997 supplemental to the 1997 Original Trust Indenture (the “First Supplemental Trust Indenture”) and executed by the Corporation in favour of Montreal Trust Company, provision was made for the issue by the Corporation from time to time of a series of Debt Securities of the Corporation known and designated as Medium Term Notes in an unlimited aggregate principal amount;

AND WHEREAS the 1997 Original Trust Indenture was amended by the First Supplemental Trust Indenture, a Second Supplemental Trust Indenture dated as of October 28,1999, a Third Supplemental Trust Indenture dated as of May 1, 2000 and a Fourth Supplemental Trust Indenture dated as of January 31, 2002 (the 1997 Original Trust Indenture as amended by the First, Second, Third and Fourth Supplemental Trust Indentures being hereinafter collectively referred to as the “Trust Indenture”);

AND WHEREAS the Corporation is not in default under the Trust Indenture;

AND WHEREAS pursuant to the provisions of the Trust Indenture and, in particular, Section 3.02 thereof, the Board of Directors has authorized the creation and issue of additional Debt Securities thereunder upon the terms set forth in this Fifth Supplemental Trust Indenture;

AND WHEREAS all things necessary have been done and performed to authorize the execution of this Fifth Supplemental Trust Indenture, to make the same effective and binding upon the Corporation and to make the additional Debt Securities when certified by the Trustee and issued as provided in this Fifth Supplemental Trust Indenture valid, binding and legal obligations of the Corporation with the benefits and subject to the terms of the Trust Indenture and this Fifth Supplemental Trust Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee.

NOW THEREFORE THIS FIFTH SUPPLEMENTAL TRUST INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as follows:

ARTICLE I

INTERPRETATION
Section 1.01	Definition

In this Fifth Supplemental Trust Indenture, unless there is something inconsistent in the subject matter or context:

(a)
“Approved Rating” means, for a Note, a rating at or above the following rating categories issued by a Rating Agency for long term debt or a rating category that replaces such a category: A (low) from Dominion Bond Rating Services Limited (“DBRS”), A- from Standard & Poor’s, a division of The McGraw-Hill Companies, Me. (“S&P”) and A3 from Moody’s Investors Service, Inc. (“Moody’s”);

(b)
“Bell Canada Disposition Transaction” shall be deemed to have occurred upon the Corporation disposing of voting shares of Bell Canada (or equity securities of a subsidiary, partnership or other entity holding voting shares of Bell Canada) in such a number as to hold, directly or indirectly, voting shares representing less than 75% of the total voting rights attaching to all outstanding voting shares of Bell Canada; for the purposes hereof, (i) such a transaction shall be deemed to have occurred upon the transfer of title to the relevant voting shares of Bell Canada, or as applicable, the relevant equity securities of a subsidiary, partnership or other entity, and (ii) the Corporation shall be deemed to hold that percentage of voting shares of Bell Canada equal to the aggregate of A) the percentage of voting shares of Bell Canada held directly by the Corporation, and B) the aggregate percentage(s) of equity securities held by the Corporation in one or more subsidiaries, partnerships or other entities that hold voting shares of Bell Canada multiplied by the percentage of voting shares of Bell Canada held by such subsidiaries, partnerships or other entities; for greater certainty, equity securities shall exclude preferred shares, debt securities and equivalent securities;

(c)	“Bell Canada Indenture” means the Trust Indenture dated as of November 28, 1997 between Bell Canada and CIBC Mellon Trust Company, as subsequently amended;

(d)
“Business Day” means any day other than a Saturday, Sunday or other day on which the principal commercial banks in Toronto, Ontario or Montreal, Québec are not open for business during normal business hours;

(e)	“Canada Yield Price” shall have the meaning ascribed thereto at Section 7.01;

(f)	“Corporation Request” and “Corporation Order” means, respectively, a written request or order executed and delivered to the Trustee by the Designated Officers;

(g)
“Designated Officers” means one of the officers of the Corporation holding the title of: President and Chief Executive Officer or Executive Vice-President, acting jointly with one of the officers of the Corporation holding the title of: Chief Financial Officer or Senior Vice-President and Corporate Treasurer, or, in the event of any change in the description of the-titles of President and Chief Executive Officer, Executive Vice-President, Chief Financial Officer or Senior Vice-President and Corporate Treasurer, an officer of the Corporation holding a substantially similar position, or such individual or individuals as are authorized by the Board of Directors from time to time after the date hereof (any one of such Designated Officers acting individually being referred to herein as a “Designated Officer”);

(h)	“Government of Canada Yield” shall have the meaning ascribed thereto at Section 7.01;

(i)	“Notes” means, collectively, the Series A Notes, the Series B Notes and the Series C Notes or any one of such series when the context so requires;

(j)	“Offer Price” means 100% of the face value of the Notes in respect of which an offer to purchase the Notes pursuant to Sections 3.03, 4.03 or 5.03 hereof has been accepted;

(k)	“Offer Trigger Date” means the later of (a) the completion of a Bell Canada Disposition Transaction, and (b) the last day of the Rating Period;

(l)	“Purchase Date” means the 30th Business Day following the Offer Trigger Date;

(m)
“Rating Agencies” means each of DBRS, Moody’s and S&P or any of their successors. If any one of the Rating Agencies, or its successor, ceases to exist or to issue ratings in respect of the Notes, then “Rating Agency” shall be deemed to exclude from such time such Rating Agency or successor;

(n)

“Rating Period” means the 60 day period following the date on which the Corporation has made public disclosure by press release of the entering into of an agreement to complete a Bell Canada Disposition Transaction; provided, however, that in the event that any Note is on credit watch by any of the Rating Agencies for any part of such 60 day period, the Rating Period shall be extended by the number of days the credit watch is in effect;

(o)	“Series A Notes” means the $300,000,000 aggregate principal amount of 6.20% Notes, Series A, Due October 30, 2006 referred to in Section 3.01 hereof;

(p)	“Series B Notes” means the $1,050,000,000 aggregate principal amount of 6.75% Notes, Series B, Due October 30, 2007 referred to in Section 4.01 hereof;

(q)	“Series C Notes” means the $650,000,000 aggregate principal amount of 7.35% Notes, Series C, Due October 30, 2009 referred to in Section 5.01 hereof;

(r)
“this Fifth Supplemental Trust Indenture”, “this indenture”, “herein”, “hereby”, “hereof”, “hereunder”, and similar expressions mean or refer to this Fifth Supplemental Trust Indenture; and the expression “Article” and “Section” followed by a number refer to the specified Article or Section of this Fifth Supplemental Trust Indenture.

Section 1.02	Incorporation of Certain Definitions

All terms used in this Fifth Supplemental Trust Indenture which are defined in the Trust Indenture shall have the meaning ascribed to these terms in the Trust Indenture unless otherwise defined in this Fifth Supplemental Trust Indenture or unless the context otherwise specifies or requires.

Section 1.03	Effect of Headings

The headings of all Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Fifth Supplemental Trust Indenture.

Section 1.04	Law Applicable

This Fifth Supplemental Trust Indenture shall be constructed in accordance with and governed by the laws of the Province of Québec and the laws of Canada applicable therein.

ARTICLE II

AMENDMENTS TO 1997 ORIGINAL TRUST INDENTURE

Section 2.01	Trusts

The 1997 Original Trust Indenture is hereby amended by deleting therefrom Section 1.13 and replacing it by the following:

Section 1.13 Trusts Created Within the Meaning of the Civil Code of Quebec.

Notwithstanding the references herein, in any supplemental indenture or in any Note to this Indenture as a “Trust Indenture” or to Computershare Trust Company of Canada as a “Trustee” or to it acting as Trustee, and notwithstanding anything set forth herein, no trust within the meaning of Chapter II of Title Six of Book Four of the Civil Code of Québec is intended to be or is created or constituted hereby and such provisions are not intended to, and shall not apply to this Indenture or any supplemental indenture. In addition, the provisions of Title Seven of Book Four of the Civil Code of Québec, to the extent in any way inconsistent with the provisions of this Indenture or any supplemental indenture, are not intended to, and shall not apply to any administration by the Trustee or the Corporation hereunder.

Section 2.02	Bell Canada Default

Section 5.01 of the 1997 Original Trust Indenture is hereby amended by adding thereto, the following paragraph:

(6) for so long as the Corporation holds, directly or indirectly, more than 50% of the total voting rights attaching to all outstanding voting shares of Bell Canada, if at any time any payment or payments as to principal under one or more evidences of indebtedness of Bell Canada (computed on a non-consolidated basis) for borrowed money in excess in the aggregate of 5% of the aggregate principal amount of all outstanding indebtedness for borrowed money of Bell Canada is or are not made at maturity (or by the expiry of any applicable grace period as originally provided); or any such principal amount or amounts, as the case may be, become(s) due and payable prior to its (their) stated maturity by reason of default and such acceleration or accelerations shall not have been stayed or annulled prior to the date on which written notice of such default shall first have been received by the Corporation from the Trustee or by the Corporation and the Trustee from the Holders of not less than 25% in aggregate principal amount of Outstanding Debt Securities.

Section 2.03	Consolidation, Merger, Conveyance or Transfer

Section 7.01 of the 1997 Original Trust Indenture is hereby amended by deleting therefrom the last paragraph and replacing it by the following:

The above covenant shall not prevent or in any way restrict any combination or consolidation of the Corporation with one or more of its direct or indirect wholly-owned subsidiaries by any method whatsoever, including without limitation by way of amalgamation, winding-up, merger, transfer of assets or plan of arrangement, and no consent of any Securityholder shall be required in respect of such transaction. In the event of any such combination or consolidation of the Corporation and Bell Canada, the amount of “5% of Common Shareholders’ Equity” set forth in Subsection 10.05(2) shall be replaced with a new percentage of Common Shareholders’ Equity determined as follows: (i) the aggregate principal amount of Debt, expressed in dollars, which may be secured by Mortgages of the Corporation pursuant to Subsection 10.05(2) as determined on the completion date of such combination or consolidation transaction shall be added to (ii) the aggregate principal amount of Debt (as such term is defined in the Bell Canada Indenture), expressed in dollars, which may be secured by Mortgages (as such term is defined in the Bell Canada Indenture) pursuant to Section 10.06 of the Bell Canada Indenture as determined on the completion date of such combination or consolidation transaction, and (iii) the amount resulting from the addition of (i) and (ii) above shall be expressed as a percentage of the Common Shareholders’ Equity as determined on the completion date of the combination or consolidation transaction and such percentage shall replace the mention of 5% in Subsection 10.05(2).

ARTICLE III

ISSUE OF SERIES A NOTES

Section 3.01	Limit of Issue and Designation

A series of Debt Securities is hereby created and authorized to be issued pursuant to the Trust Indenture consisting of and limited to $300,000,000 principal amount in lawful money of Canada and hereby designated “6.20% Notes, Series A, Due October 30,2006".

Section 3.02	Terms of Series A Notes

The Series A Notes:

(a)	shall be issued as fully registered notes only in denominations of any multiple of $1,000;

(b)	shall be dated October 30, 2002;

(c)	shall be payable in lawful money of Canada on October 30, 2006;

(d)	shall bear interest payable in like money at the rate of 6.20% per annum payable semi-annually in arrears on April 30 and October 30 of each year commencing April 30, 2003;

(e)	shall rank pari passu in right of payment with all existing and future unsecured and unsubordinated obligations of the Corporation; and

(f)	shall bear such distinguishing letters and numbers as the Trustee shall approve.

Section 3.03	Ownership of Bell Canada

In the event the Corporation completes a Bell Canada Disposition Transaction, unless the Series A Notes have an Approved Rating from each of the Rating Agencies on each day of the Rating Period, the Corporation shall have the obligation to make, within five Business Days following the Offer Trigger Date, an offer to purchase on the Purchase Date all of the Series A Notes at the Offer Price together with accrued and unpaid interest up to, but excluding, the Purchase Date.

Within five Business Days of the Offer Trigger Date, the Corporation shall mail a notice to each Holder of Series A Notes and to the Trustee, or shall cause the Trustee to mail a notice to each Holder of Series A Notes, stating:

(i)	that a Bell Canada Disposition Transaction has occurred and that an offer is being made pursuant to this Section 3.03, and that all Series A Notes that are duly tendered will be accepted for payment;

(ii)	the Offer Price and the Purchase Date;

(iii)	that any Series A Note not tendered will continue to accrue interest;

(iv)	that any Series A Note accepted for payment pursuant to the offer will cease to accrue interest from and after the Purchase Date;

(v)
that any Holder electing to have a Series A Note repurchased pursuant to an offer made in accordance with this Section 3.03 will be required to surrender the Note duly endorsed for transfer, along with a written acceptance of the offer, at the address specified in the notice not less than seven Business Days prior to the Purchase Date;

(vi)
that any Holder will be entitled to withdraw such election if the Trustee receives, not later than the close of business on the third Business Day preceding the Purchase Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of Series A Notes the Holder delivered for repurchase and a statement that such Holder is withdrawing the Holder’s election to have such Series A Notes repurchased;

(vii)	that any Holder that elects to have its Series A Notes repurchased must specify the principal amount that is being tendered for repurchase, which principal amount must be an integral multiple of $1,000; and

(viii)	any other information necessary to enable Holders to tender the Series A Notes and to have such Notes repurchased pursuant to this Section 3.03.

On the Purchase Date the Corporation shall (i) accept for payment any Series A Note duly tendered pursuant to the offer, (ii) deposit before 11:30am on the Purchase Date with the Trustee money sufficient to pay the Offer Price of any Series A Note so tendered, and (iii) deliver to the Trustee each Series A Note so accepted together with an Officers’ Certificate that states the aggregate principal amount of Series A Notes tendered to the Corporation. The Trustee shall promptly mail to each Holder of Series A Notes so accepted payment in an amount equal to the Offer Price therefor. The Corporation shall publicly announce by press release the results of the offer made pursuant to this Section 3.03 on or as soon as practicable after the Purchase Date.

Notwithstanding the foregoing, if any Series A Note accepted for payment shall not be so paid pursuant to the provisions of this Section 3.03, then, from the Purchase Date until the principal of, and interest on, such Series A Note is paid, interest shall be paid on the unpaid principal and, to the extent permitted by law, on any accrued but unpaid interest thereon, in each case at the rate prescribed therefor by such Series A Note.

Upon surrender of a Series A Note that is tendered in part, the Corporation shall issue and the Trustee shall authenticate a new Series A Note equal in principal amount to the untendered portion of the surrendered Series A Note.

The Corporation shall comply with any applicable tender offer rules and any other legal requirements in the event that an offer is made under the circumstances described in this Section 3.03.

In the event the Corporation fails to make an offer as and when required pursuant to this Section 3.03, then such failure shall be deemed to constitute an Event of Default under the Trust Indenture and, notwithstanding any provision of the Trust Indenture, no waiver of such Event of Default shall be effective with respect to the Series A Notes unless approved by the Holders of all the outstanding Series A Notes.

Subject to Section 10.05 of the Trust Indenture, the Corporation (and its subsidiaries and controlled partnerships or other entities) shall have the right to grant security interests on, or otherwise encumber, the shares of Bell Canada (and the securities of any subsidiary, partnership or entity that holds shares of Bell Canada) held by them, directly or indirectly, including voting shares, and no Bell Canada Disposition Transaction shall be deemed to occur unless and until an actual transfer of voting shares of Bell Canada (or an actual transfer of equity securities of such subsidiaries, partnerships or other entities) is effected in connection with a realization on such security interests or other encumbrances in such a percentage as to constitute a Bell Canada Disposition Transaction.

Nothing in the provisions of this Section 3.03 shall prevent or in any way restrict any combination of the Corporation with any of its direct or indirect wholly-owned subsidiaries by any method whatsoever, including without limitation by way of amalgamation, winding-up, merger, transfer of assets or plan of arrangement, and no consent of any Securityholder shall be required in respect of such transaction.

Section 3.04	Issue of Series A Notes

Series A Notes in the aggregate principal amount of $300,000,000 in definitive form may forthwith be executed by the Corporation and certified by or on behalf of the Trustee and delivered by the Trustee upon receipt of a Corporation Request, without the Trustee receiving any consideration therefor.

ARTICLE IV

ISSUE OF SERIES B NOTES

Section 4.01	Limit of Issue and Designation

A series of Debt Securities is hereby created and authorized to be issued pursuant to the Trust Indenture consisting of and limited to $1,050,000,000 principal amount in lawful money of Canada and hereby designated “6.75% Notes, Series B, Due October 30, 2007".

Section 4.02	Terms of Series B Notes

The Series B Notes:

(a)	shall be issued as fully registered notes only in denominations of any multiple of $1,000;

(b)	shall be dated October 30, 2002;

(c)	shall be payable in lawful money of Canada on October 30, 2007;

(d)	shall bear interest payable in like money at the rate of 6.75% per annum payable semi-annually in arrears on April 30 and October 30 of each year commencing April 30, 2003;

(e)	shall rank pari passu in right of payment with all existing and future unsecured and unsubordinated obligations of the Corporation; and

(f)	shall bear such distinguishing letters and numbers as the Trustee shall approve.

Section 4.03	Ownership of Bell Canada

In the event the Corporation completes a Bell Canada Disposition Transaction, unless the Series B Notes have an Approved Rating from each of the Rating Agencies on each day of the Rating Period, the Corporation shall have the obligation to make, within five Business Days following the Offer Trigger Date, an offer to purchase on the Purchase Date all of the Series B Notes at the Offer Price together with accrued and unpaid interest up to, but excluding, the Purchase Date.

Within five Business Days of the Offer Trigger Date, the Corporation shall mail a notice to each Holder of Series B Notes and to the Trustee, or shall cause the Trustee to mail a notice to each Holder of Series B Notes, stating:

(i) that a Bell Canada Disposition Transaction has occurred and that an offer is being made pursuant to this Section 4.03, and that all Series B Notes that are duly tendered will be accepted for payment;

(ii) the Offer Price and the Purchase Date;

(iii)	that any Series B Note not tendered will continue to accrue interest;

(iv)	that any Series B Note accepted for payment pursuant to the offer will cease to accrue interest from and after the Purchase Date;

(v)
that any Holder electing to have a Series B Note repurchased pursuant to an offer made in accordance with this Section 4.03 will be required to surrender the Note duly endorsed for transfer, along with a written acceptance of the offer, at the address specified in the notice not less than seven Business Days prior to the Purchase Date;

(vi)
that any Holder will be entitled to withdraw such election if the Trustee receives, not later than the close of business on the third Business Day preceding the Purchase Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of Series B Notes the Holder delivered for repurchase and a statement that such Holder is withdrawing the Holder’s election to have such Series B Notes repurchased;

(vii)
that any Holder that elects to have its Series B Notes repurchased must specify the principal amount that is being tendered for repurchase, which principal amount must be an integral multiple of $1,000; and

(viii)	any other information necessary to enable Holders to tender the Series B Notes and to have such Notes repurchased pursuant to this Section 4.03.

On the Purchase Date the Corporation shall (i) accept for payment any Series B Note duly tendered pursuant to the offer, (ii) deposit before 11:30am on the Purchase Date with the Trustee money sufficient to pay the Offer Price of any Series B Note so tendered, and (iii) deliver to the Trustee each Series B Note so accepted together with an Officers’ Certificate that states the aggregate principal amount of Series B Notes tendered to the Corporation. The Trustee shall promptly mail to each Holder of Series B Notes so accepted payment in an amount equal to the Offer Price therefor. The Corporation shall publicly announce by press release the results of the offer made pursuant to this Section 4.03 on or as soon as practicable after the Purchase Date.

Notwithstanding the foregoing, if any Series B Note accepted for payment shall not be so paid pursuant to the provisions of this Section 4.03, then, from the Purchase Date until the principal of, and interest on, such Series B Note is paid, interest shall be paid on the unpaid principal and, to the extent permitted by law, on any accrued but unpaid interest thereon, in each case at the rate prescribed therefor by such Series B Note.

Upon surrender of a Series B Note that is tendered in part, the Corporation shall issue and the Trustee shall authenticate a new Series B Note equal in principal amount to the untendered portion of the surrendered Series B Note.

The Corporation shall comply with any applicable tender offer rules and any other legal requirements in the event that an offer is made under the circumstances described in this Section 4.03.

In the event the Corporation fails to make an offer, as and when required pursuant to this Section 4.03, then such failure shall be deemed to constitute an Event of Default under the Trust Indenture and, notwithstanding any provision of the Trust Indenture, no waiver of such Event of Default shall be effective with respect to the Series B Notes unless approved by the Holders of all the outstanding Series B Notes.

Subject to Section 10.05 of the Trust Indenture, the Corporation (and its subsidiaries and controlled partnerships or other entities) shall have the right to grant security interests on, or otherwise encumber, the shares of Bell Canada (and the securities of any subsidiary, partnership or entity that holds shares of Bell Canada) held by them, directly or indirectly, including voting shares, and no Bell Canada Disposition Transaction shall be deemed to occur unless and until an actual transfer of voting shares of Bell Canada (or an actual transfer of equity securities of such subsidiaries, partnerships or other entities) is effected in connection with a realization on such security interests or other encumbrances in such a percentage as to constitute a Bell Canada Disposition Transaction.

Nothing in the provisions of this Section 4.03 shall prevent or in any way restrict any combination of the Corporation with any of its direct or indirect wholly-owned subsidiaries by any method whatsoever, including without limitation by way of amalgamation, winding-up, merger, transfer of assets or plan of arrangement, and no consent of any Securityholder shall be required in respect of such transaction.

Section 4.04	Issue of Series B Notes

Series B Notes in the aggregate principal amount of $1,050,000,000 in definitive form may forthwith be executed by the Corporation and certified by or on behalf of the Trustee and delivered by the Trustee upon receipt of a Corporation Request, without the Trustee receiving any consideration therefor.

ARTICLE V

ISSUE OF SERIES C NOTES
Section 5.01
Limit of Issue and Designation

A series of Debt Securities is hereby created and authorized to be issued pursuant to the Trust Indenture consisting of and limited to $650,000,000 principal amount in lawful money of Canada and hereby designated “7.35% Notes, Series C, Due October 30, 2009".

Section 5.02	Terms of Series C Notes

The Series C Notes:

(a)	shall be issued as fully registered notes only in denominations of any multiple of $1,000;

(b)	shall be dated October 30, 2002;

(c)	shall be payable in lawful money of Canada on October 30, 2009;

(d)	shall bear interest payable in like money at the rate of 7.35% per annum payable semi-annually in arrears on April 30 and October 30 of each year commencing April 30, 2003;

(e)	shall rank pari passu in right of payment with all existing and future unsecured and unsubordinated obligations of the Corporation; and

(f)	shall bear such distinguishing letters and numbers as the Trustee shall approve.

Section 5.03	Ownership of Bell Canada

In the event the Corporation completes a Bell Canada Disposition Transaction, unless the Series C Notes have an Approved Rating from each of the Rating Agencies on each day of the Rating Period, the Corporation shall have the obligation to make, within five Business Days following the Offer Trigger Date, an offer to purchase on the Purchase Date all of the Series C Notes at the Offer Price together with accrued and unpaid interest up to, but excluding, the Purchase Date.

Within five Business Days of the Offer Trigger Date, the Corporation shall mail a notice to each Holder of Series C Notes and to the Trustee, or shall cause the Trustee to mail a notice to each Holder of Series C Notes, stating:

(i) that a Bell Canada Disposition Transaction has occurred and that an offer is being made pursuant to this Section 5.03, and that all Series C Notes that are duly tendered will be accepted for payment;

(ii) the Offer Price and the Purchase Date;

(iii) that any Series C Note not tendered will continue to accrue interest;

(iv) that any Series C Note accepted for payment pursuant to the offer will cease to accrue interest from and after the Purchase Date;

(v)
that any Holder electing to have a Series C Note repurchased pursuant to an offer made in accordance with this Section 5.03 will be required to surrender the Note duly endorsed for transfer, along with a written acceptance of the offer, at the address specified in the notice not less than seven Business Days prior to the Purchase Date;

(vi)
that any Holder will be entitled to withdraw such election if the Trustee receives, not later than the close of business on the third Business Day preceding the Purchase Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of Series C Notes the Holder delivered for repurchase and a statement that such Holder is withdrawing the Holder’s election to have such Series C Notes repurchased;

(vii)
that any Holder that elects to have its Series C Notes repurchased must specify the principal amount that is being tendered for repurchase, which principal amount must be an integral multiple of $1,000; and

(viii)	any other information necessary to enable Holders to tender the Series C Notes and to have such Notes repurchased pursuant to this Section 5.03.

On the Purchase Date the Corporation shall (i) accept for payment any Series C Note duly tendered pursuant to the offer, (ii) deposit before 11:30am on the Purchase Date with the Trustee money sufficient to pay the Offer Price of any Series C Note so tendered, and (iii) deliver to the Trustee each Series C Note so accepted together with an Officers’ Certificate that states the aggregate principal amount of Series C Notes tendered to the Corporation. The Trustee shall promptly mail to each Holder of Series C Notes so accepted payment in an amount equal to the Offer Price therefor. The Corporation shall publicly announce by press release the results of the offer made pursuant to this Section 5.03 on or as soon as practicable after the Purchase Date.

Notwithstanding the foregoing, if any Series C Note accepted for payment shall not be so paid pursuant to the provisions of this Section 5.03, then, from the Purchase Date until the principal of, and interest on, such Series C Note is paid, interest shall be paid on the unpaid principal and, to the extent permitted by law, on any accrued but unpaid interest thereon, in each case at the rate prescribed therefor by such Series C Note.

Upon surrender of a Series C Note that is tendered in part, the Corporation shall issue and the Trustee shall authenticate a new Series C Note equal in principal amount to the untendered portion of the surrendered Series C Note.

The Corporation shall comply with any applicable tender offer rules and any other legal requirements in the event that an offer is made under the circumstances described in this Section 5.03.

In the event the Corporation fails to make an offer as and when required pursuant to this Section 5.03, then such failure shall be deemed to constitute an Event of Default under the Trust Indenture and, notwithstanding any provision of the Trust Indenture, no waiver of such Event of Default shall be effective with respect to the Series C Notes unless approved by the Holders of all the outstanding Series C Notes.

Subject to Section 10.05 of the Trust Indenture, the Corporation (and its subsidiaries and controlled partnerships or other entities) shall have the right to grant security interests on, or otherwise encumber, the shares of Bell Canada (and the securities of any subsidiary, partnership or entity that holds shares of Bell Canada) held by them, directly or indirectly, including voting shares, and no Bell Canada Disposition Transaction shall be deemed to occur unless and until an actual transfer of voting shares of Bell Canada (or an actual transfer of equity securities of such subsidiaries, partnerships or other entities) is effected in connection with a realization on such security interests or other encumbrances in such a percentage as to constitute a Bell Canada Disposition Transaction.

Nothing in the provisions of this Section 5.03 shall prevent or in any way restrict any combination of the Corporation with any of its direct or indirect wholly-owned subsidiaries by any method whatsoever, including without limitation by way of amalgamation, winding-up, merger, transfer of assets or plan of arrangement, and no consent of any Securityholder shall be required in respect of such transaction.

Section 5.04	Issue of Series C Notes

Series C Notes in the aggregate principal amount of $650,000,000 in definitive form may forthwith be executed by the Corporation and certified by or on behalf of the Trustee and delivered by the Trustee upon receipt of a Corporation Request, without the Trustee receiving any consideration therefor.

ARTICLE VI

FORM OF NOTES
Section 6.01	Form of Series A Notes

The Series A Notes issued hereunder shall be in Book-Entry Only Form. The Series A Notes and the Trustee’s certificate of authentication shall be in substantially the form set forth in Schedule A, with such appropriate insertions, omissions, substitutions and other variations as the Corporation may authorize and the Trustee may assent to and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may, consistently herewith, be determined by the authorized individual or individuals executing such Series A Notes, as evidenced by their signing of the Series A Notes. Any portion of the text of any Series A Notes may be set forth on the reverse thereof.

Section 6.02	Form of Series B Notes

The Series B Notes issued hereunder shall be in Book-Entry Only Form. The Series B Notes and the Trustee’s certificate of authentication shall be in substantially the form set forth in Schedule B, with such appropriate insertions, omissions, substitutions and other variations as the Corporation may authorize and the Trustee may assent to and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may, consistently herewith, be determined by the authorized individual or individuals executing such Series B Notes, as evidenced by their signing of the Series B Notes. Any portion of the text of any Series B Notes may be set forth on the reverse thereof.

Section 6.03	Form of Series C Notes

The Series C Notes issued hereunder shall be in Book-Entry Only Form. The Series C Notes and the Trustee’s certificate of authentication shall be in substantially the form set forth in Schedule C, with such appropriate insertions, omissions, substitutions and other variations as the Corporation may authorize and the Trustee may assent to and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may, consistently herewith, be determined by the authorized individual or individuals executing such Series C Notes, as evidenced by their signing of the Series C Notes. Any portion of the text of any Series C Notes may be set forth on the reverse thereof.

ARTICLE VII

REDEMPTION AND PURCHASE OF NOTES
Section 7.01	Redemption

The Series A Notes may not be redeemed for any purpose prior to maturity.

The Corporation shall have the right, at its option, to redeem the Series B Notes and the Series C Notes in whole at any time or in part from time to time, by giving notice of not less than 30 days and not more than 60 days to the holders thereof, at the greater of the “Canada Yield Price” (as defined below) and par, together in each case with accrued and unpaid interest thereon to but excluding the date fixed for redemption. In case of partial redemption, the Series B Notes and the Series C Notes, as the case may be, shall be redeemed on a pro rata basis. Notes so redeemed by the Corporation shall be cancelled and shall not be reissued.

“Canada Yield Price” shall mean a price equal to the price of the Series B Notes and the Series C Notes, as the case may be, calculated on the Banking Day preceding the day on which the redemption is authorized by the Corporation to provide a yield from the date fixed for redemption to the maturity date of the Series B Notes and the Series C Notes, as the case may be, to be redeemed, equal to the “Government of Canada Yield” (as defined below), plus 0.55 percent for the Series B Notes and plus 0.60 percent for the Series C Notes.

“Government of Canada Yield” shall mean the yield from the date fixed for redemption to the maturity date of the Series B Notes or the Series C Notes, as the case may be, to be redeemed, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would carry on the remaining term to the maturity date of the Series B Notes or the Series C Notes, as the case may be, to be redeemed. The “Government of Canada Yield” in the case of redemption of the Series B Notes or the Series C Notes, as the case may be, will be the average of the yields provided by two registered Canadian investment dealers selected by the Trustee, and approved by the Corporation.

Section 7.02	Purchase of Notes

The Corporation shall have the right at any time and from time to time to purchase Notes in the market or by tender or by private contract at any price. Notes so purchased by the Corporation shall be cancelled and shall not be reissued.

ARTICLE VIII

INDENTURE SUPPLEMENTAL TO
1997 ORIGINAL TRUST INDENTURE
This Fifth Supplemental Trust Indenture is declared to be supplemental to the 1997 Original Trust Indenture and is to form part of and shall have the same effect as though incorporated in the 1997 Original Trust Indenture. The 1997 Original Trust Indenture, as amended, is a part of these presents and is by this reference included herein with the same effect as though at length set forth herein.

ARTICLE IX

COUNTERPARTS

This Fifth Supplemental Trust Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Fifth Supplemental Trust Indenture.

BCE INC.

By:	(signed) Michael T. Boychuk

Michael T. Boychuk
Senior Vice-President and Corporate Treasurer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	(signed) Tina Vitale

Tina Vitale
Professional, Corporate Trust

By:	(signed) Jean Fielding

Jean Fielding
Manager, Client Services

SCHEDULE A

FORM OF PERMANENT GLOBAL DEBT SECURITY CERTIFICATE

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND CANNOT BE OFFERED OUTSIDE OF CANADA OR TO A NON-RESIDENT OF CANADA. THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF BCE INC. THAT SUCH SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED OUTSIDE OF CANADA OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, NON-RESIDENTS OF CANADA.

BCE INC.
Certificate No. •
(incorporated under the laws of Canada)

ISIN No. •

Issue Date: October 30, 2002		Maturity Date: October 30, 2006

6.20% Series A Note Due October 30, 2006

Unless this Permanent Global Debt Security Certificate is presented by an authorized representative of The Canadian Depository for Securities Limited (“CDS”), or its lawful successor, to BCE Inc. (the “Corporation”) or the Trustee for registration of transfer, exchange or payment, and any Permanent Global Debt Security Certificate issued is registered in the name of CDS & CO. or such other name as requested by an authorized representative of CDS (and any payment is made to CDS, or to such other entity as requested by the authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, CDS & CO., has an interest herein. This certificate is issued pursuant to a Master Letter of Representations of the Corporation to the Depository as such letter may be replaced or amended from time to time.

This 6.20% Series A Note Due October 30, 2006 (the “Note”) is a Permanent Global Debt Security Certificate (the “Permanent Global Debt Security Certificate”) within the meaning of the 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture hereinafter referred to and is registered in the name of the Depository or its nominee. Except as otherwise provided in the 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture, this Permanent Global Debt Security Certificate may be transferred, in whole but not in part, only to another nominee of the Depository or to a successor Depository or to a nominee of each successor Depository.

The Corporation, for value received, promises to pay to the order of:

(registered Holder) at Maturity (or on such earlier date as the principal sum of this Note may become payable in accordance with the terms of the 1997 Original Trust Indenture and the Fifth

Supplemental Trust Indenture) the principal sum set forth in the attached Schedule 1 or such lesser amount as, at the time, shall represent the principal amount hereof, in lawful money of Canada, upon presentation and surrender of this Note at the principal office of the Trustee in any of the Cities of Halifax, Montréal, Toronto, Calgary and Vancouver and to pay interest (less any tax required to be deducted) on the principal amount of this Note at the rate of 6.20% per annum in like money, semi-annually in arrears on April 30 and October 30 of each year, commencing April 30, 2003, until payment of the said principal sum, from the date hereof and should the Corporation at any time make default in the payment of the principal or interest, to pay interest on the amount in default at the same rate in like money at the same places and on the same dates. Interest hereon shall be payable (except at maturity when interest may at the option of the Corporation be paid on surrender hereof) by electronic funds transfer or by cheque mailed to the registered holder hereof as provided in the 1997 Original Trust Indenture and, subject to the provisions of the 1997 Original Trust Indenture such electronic funds transfer or the mailing of such cheque shall satisfy and discharge the liability for interest on this Note to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold therefrom.

The principal amount of the Note represented from time to time by this Permanent Global Debt Security Certificate is set forth in Schedule 1 which forms an integral part hereof.

This Note is subject to a trust indenture dated as of November 4, 1997 (as amended, the“1997 Original Trust Indenture”) made between the Corporation and Montreal Trust Company, as original trustee (to whom Computershare Trust Company of Canada became the successor effective June 30, 2000, herein called the “Trustee”), and the fifth indenture supplemental thereto dated as of October 30, 2002 (the “Fifth Supplemental Trust Indenture”) between the Corporation and the Trustee to which 1997 Original Trust Indenture and Fifth Supplemental Trust Indenture reference is expressly made for a statement of the respective rights thereunder of Securityholders, the Trustee and the Corporation and of the terms and conditions upon which the Notes are, and are to be, certified and delivered, all to the same effect as if the provisions of the 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture were herein set forth, to all of which provisions the Securityholder by acceptance hereof assents. The 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture include negative pledge and default provisions, certain covenants of the Corporation, provisions which preclude suits by Securityholders in certain circumstances, and provisions which create procedures for meetings of Securityholders. Terms defined in the 1997 Original Trust Indenture and Fifth Supplemental Trust Indenture are used in this Note with the same meaning.

The Corporation may, at any time, purchase for cancellation all or any Notes in the market or by tender or by private contract, at any price. All Notes so purchased shall be cancelled and shall not be reissued.

The Holder of this Note shall not be entitled to demand repayment of this Note prior to its Stated Maturity, except in the case of an Event of Default as provided in the 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture.

The Fifth Supplemental Trust Indenture provides that in the event the Corporation completes a Bell Canada Disposition Transaction, unless the Series A Notes have an Approved Rating from each of the Rating Agencies on each day of the Rating Period, the Corporation shall make within five Business Days following the Offer Trigger Date, an offer to purchase all of the Series A Notes for 100% of the face value of the Series A Notes together with accrued and unpaid interest up to, but excluding, the Purchase Date, the whole as more fully set forth in the Fifth Supplemental Trust Indenture.

The 1997 Original Trust Indenture provides for making binding upon all Holders of Notes resolutions passed at meetings of Holders of Notes, and instruments in writing signed by the Holders of a specified majority of the Notes.

The Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes whether or not this Note be overdue.

This Note shall not become valid or obligatory for any purpose until it shall have been certified by the manual signature of any authorized officer of the Trustee.

IN WITNESS WHEREOF the Corporation has caused this Note to be executed by such individuals duly authorized for the purposes thereof.

Date: October 30, 2002

BCE INC.

By:

[Authorized Individual]

By:

[Authorized Individual]

TRUSTEE’S CERTIFICATION

Certified for and on behalf of BCE Inc.

COMPUTERSHARE TRUST COMPANY OF CANADA
TRUSTEE

By:	___________________
Authorized Officer

FORM OF TRANSFER

FOR VALUE RECEIVED,

________________________ hereby assign(s) and transfer(s) unto ______________________ the within 6.20% Series A Note due October 30, 2006 (the “Note”), together with the principal thereof and premium thereon, if any, and all accrued interest thereon, if any, by irrevocably constituting and appointing ___________________ to transfer such Note on the books of BCE Inc., with full power of substitution on the premises.

Dated ______________________________

In the presence of _________________________	___________________________________
Signature

Transferee's social insurance number (if applicable)	___________________________________

SCHEDULE 1
TO THE PERMANENT GLOBAL DEBT SECURITY
CERTIFICATE NO. •

ISIN NO. •

6.20% SERIES A NOTE DUE OCTOBER 30, 2006

Date	Initial aggregate principal amount	Increase– (Decrease)	Adjusted aggregate principal amount	Authorization

October 30, 2002	$300,000,000	n/a	n/a	n/a

SCHEDULE B

FORM OF PERMANENT GLOBAL DEBT SECURITY CERTIFICATE

BCE INC.
Certificate No. •
(incorporated under the laws of Canada)

ISIN No. •

Issue Date: October 30, 2002		Maturity Date: October 30, 2007

6.75% Series B Note Due October 30, 2007

Unless this Permanent Global Debt Security Certificate is presented by an authorized representative of The Canadian Depository for Securities Limited (“CDS”), or its lawful successor, to BCE Inc. (the “Corporation”) or the Trustee for registration of transfer, exchange or payment, and any Permanent Global Debt Security Certificate issued is registered in the name of CDS & CO. or such other name as requested by an authorized representative of CDS (and any payment is made to CDS, or to such other entity as requested by the authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, CDS & CO., has an interest herein. This certificate is issued pursuant to a Master Letter of Representations of the Corporation to the Depository as such letter may be replaced or amended from time to time.

This 6.75% Series B Note Due October 30, 2007 (the “Note”) is a Permanent Global Debt Security Certificate (the “Permanent Global Debt Security Certificate”) within the meaning of the 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture hereinafter referred to and is registered in the name of the Depository or its nominee. Except as otherwise provided in the 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture, this Permanent Global Debt Security Certificate may be transferred in whole but not in part, only to another nominee of the Depository or to a successor Depository or to a nominee of each successor Depository.

The Corporation, for value received, promises to pay to the order of:

(registered Holder) at Maturity (or on such earlier date as the principal sum of this Note may become payable in accordance with the terms of the 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture) the principal sum set forth in the attached Schedule 1 or such lesser amount as, at the time, shall represent the principal amount hereof, in lawful money of Canada, upon presentation and surrender of this Note at the principal office of the Trustee in any of the Cities of Halifax, Montréal, Toronto, Calgary and Vancouver and to pay interest (less any tax required to be deducted) on the principal amount of this Note at the rate of 6.75% per annum in like money, semi-annually in arrears on April 30 and October 30 of each year, commencing April 30, 2003, until payment of the said principal sum, from the date hereof and should the Corporation at any time make default in the payment of the principal or interest, to pay interest on the amount in default at the same rate in like money at the same places and on the same dates. Interest hereon shall be payable (except at maturity when interest may at the option of the Corporation be paid on surrender hereof) by electronic funds transfer or by cheque mailed to the registered holder hereof as provided in the 1997 Original Trust Indentureand, subject to the provisions of the 1997 Original Trust Indenture such electronic funds transfer or the mailing of such cheque shall satisfy and discharge the liability for interest on this Note to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold therefrom.

The principal amount of the Note represented from time to time by this Permanent Global Debt Security Certificate is set forth in Schedule 1 which forms an integral part hereof.

This Note is subject to a trust indenture dated as of November 4, 1997 (as amended, the “1997 Original Trust Indenture”) made between the Corporation and Montreal Trust Company, as original trustee (to whom Computershare Trust Company of Canada became the successor effective June 30, 2000, herein called the “Trustee”), and the fifth indenture supplemental thereto dated as of October 30, 2002 (the “Fifth Supplemental Trust Indenture”) between the Corporation and the Trustee to which 1997 Original Trust Indenture and Fifth Supplemental Trust Indenture reference is expressly made for a statement of the respective rights thereunder of Securityholders, the Trustee and the Corporation and of the terms and conditions upon which the Notes are, and are to be, certified and delivered, all to the same effect as if the provisions of the 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture were herein set forth, to all of which provisions the Securityholder by acceptance hereof assents. The 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture include negative pledge and default provisions, certain covenants of the Corporation, provisions which preclude suits by Securityholders in certain circumstances, and provisions which create procedures for meetings of Securityholders.Terms defined in the 1997 Original Trust Indenture and Fifth Supplemental Trust Indenture are used in this Note with the same meaning.

The Corporation may, at its option, redeem the Notes in whole at any time or in part from time to time, by giving notice of not less than 30 days and not more than 60 days to the holders thereof, at the greater of the Canada Yield Price and par, together in each case with accrued and unpaid interest to but excluding the date fixed for redemption. In case of partial redemption,the Notes shall be redeemed on a pro rata basis. All Notes so redeemed shall be cancelled and shall not be reissued.

The Corporation may, at any time, purchase for cancellation all or any Notes in the market or by tender or by private contract, at any price. All Notes so purchased shall be cancelled and shall not be reissued.

The Holder of this Note shall not be entitled to demand repayment of this Note prior to its Stated Maturity, except in the case of an Event of Default as provided in the 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture.

The Fifth Supplemental Trust Indenture provides that in the event the Corporation completes a Bell Canada Disposition Transaction, unless the Series B Notes have an Approved Rating from each of the Rating Agencies on each day of the Rating Period, the Corporation shall make within five Business Days following the Offer Trigger Date, an offer to purchase all of the Series B Notes for 100% of the face value of the Series B Notes together with accrued and unpaid interest up to, but excluding, the Purchase Date, the whole as more fully set forth in the Fifth Supplemental Trust Indenture.

The 1997 Original Trust Indenture provides for making binding upon all Holders of Notes resolutions passed at meetings of Holders of Notes, and instruments in writing signed by the Holders of a specified majority of the Notes.

The Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes whether or not this Note be overdue.

This Note shall not become valid or obligatory for any purpose until it shall have been certified by the manual signature of any authorized officer of the Trustee.

IN WITNESS WHEREOF the Corporation has caused this Note to be executed by such individuals duly authorized for the purposes thereof.

Date: October 30, 2002

BCE INC.

By:

[Authorized Individual]

By:

[Authorized Individual]

TRUSTEE’S CERTIFICATION

Certified for and on behalf of BCE Inc.

COMPUTERSHARE TRUST COMPANY OF CANADA

TRUSTEE

By:	___________________
Authorized Officer

FORM OF TRANSFER

FOR VALUE RECEIVED,

________________________ hereby assign(s) and transfer(s) unto ______________________ the within 6.75% Series B Note due October 30, 2007 (the “Note”), together with the principal thereof and premium thereon, if any, and all accrued interest thereon, if any, by irrevocably constituting and appointing ___________________ to transfer such Note on the books of BCE Inc., with full power of substitution on the premises.

Dated ______________________________

In the presence of _________________________	___________________________________
Signature

Transferee's social insurance number (if applicable)	___________________________________

SCHEDULE 1
TO THE PERMANENT GLOBAL DEBT SECURITY
CERTIFICATE NO. •

ISIN NO. •

6.75% SERIES B NOTE DUE OCTOBER 30, 2007

Date	Initial aggregate principal amount	Increase– (Decrease)	Adjusted aggregate principal amount	Authorization

October 30, 2002	$1,050,000,000	n/a	n/a	n/a

SCHEDULE C

FORM OF PERMANENT GLOBAL DEBT SECURITY CERTIFICATE

BCE INC.
Certificate No. •
(incorporated under the laws of Canada)

ISIN No. •

Issue Date: October 30, 2002		Maturity Date: October 30, 2009

7.35% Series C Note Due October 30, 2009

Unless this Permanent Global Debt Security Certificate is presented by an authorized representative of The Canadian Depository for Securities Limited (“CDS”), or its lawful successor, to BCE Inc. (the “Corporation”) or the Trustee for registration of transfer, exchange or payment, and any Permanent Global Debt Security Certificate issued is registered in the name of CDS & CO. or such other name as requested by an authorized representative of CDS (and any payment is made to CDS, or to such other entity as requested by the authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, CDS & CO., has an interest herein. This certificate is issued pursuant to a Master Letter of Representations of the Corporation to the Depository as such letter may be replaced or amended from time to time.

This 7.35% Series C Note Due October 30, 2009 (the “Note”) is a Permanent Global Debt Security Certificate (the “Permanent Global Debt Security Certificate”) within the meaning of the 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture hereinafter referred to and is registered in the name of the Depository or its nominee. Except as otherwise provided in the 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture, this Permanent Global Debt Security Certificate may be transferred in whole but not in part, only to another nominee of the Depository or to a successor Depository or to a nominee of each successor Depository.

The Corporation, for value received, promises to pay to the order of:

(registered Holder) at Maturity (or on such earlier date as the principal sum of this Note may become payable in accordance with the terms of the 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture) the principal sum set forth in the attached Schedule 1 or such lesser amount as, at the time, shall represent the principal amount hereof, in lawful money of Canada, upon presentation and surrender of this Note at the principal office of the Trustee in any of the Cities of Halifax, Montréal, Toronto, Calgary and Vancouver and to pay interest (less any tax required to be deducted) on the principal amount of this Note at the rate of 7.35% per annum in like money, semi-annually in arrears on April 30 and October 30 of each year, commencing April 30, 2003, until payment of the said principal sum, from the date hereof and should the Corporation at any time make default in the payment of the principal or interest, to pay interest on the amount in default at the same rate in like money at the same places and on the same dates. Interest hereon shall be payable (except at maturity when interest may at the option of the Corporation be paid on surrender hereof) by electronic funds transfer or by cheque mailed to the registered holder hereof as provided in the 1997 Original Trust Indenture and, subject to the provisions of the 1997 Original Trust Indenture such electronic funds transfer or the mailing of such cheque shall satisfy and discharge the liability for interest on this Note to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold therefrom.

The principal amount of the Note represented from time to time by this Permanent Global Debt Security Certificate is set forth in Schedule 1 which forms an integral part hereof.

This Note is subject to a trust indenture dated as of November 4, 1997 (as amended, the “1997 Original Trust Indenture”) made between the Corporation and Montreal Trust Company, as trustee (to whom Computershare Trust Company of Canada became the successor effective June 30, 2000, herein called the “Trustee”), and the fifth indenture supplemental thereto dated as of October 30, 2002. (the “Fifth Supplemental Trust Indenture”) between the Corporation and the Trustee to which 1997 Original Trust Indenture and Fifth Supplemental Trust Indenture reference is expressly made for a statement of the respective rights thereunder of Securityholders, the Trustee and the Corporation and of the terms and conditions upon which the Notes are, and are to be, certified and delivered, all to the same effect as if the provisions of the 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture were herein set forth, to all of which provisions the Securityholder by acceptance hereof assents. The 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture include negative pledge and default provisions, certain covenants of the Corporation, provisions which, preclude suits by Securityholders in certain circumstances, and provisions which create procedures for meetings of Securityholders. Terms defined in the 1997 Original Trust Indenture and Fifth Supplemental Trust Indenture are used in this Note with the same meaning

The Corporation may, at its option, redeem the Notes in whole at any time or in part from time to time, by giving notice of not less than 30 days and not more than 60 days to the holders thereof, at the greater of the Canada Yield Price and par, together in each case with accrued and unpaid interest to but excluding the date fixed for redemption. In case of partial redemption, the Notes shall be redeemed on a pro rata basis. All Notes so redeemed shall be cancelled and shall not be reissued.

The Corporation may, at any time, purchase for cancellation all or any Notes in the market or by tender or by private contract, at any price. All Notes so purchased shall be cancelled and shall not be reissued.

The Holder of this Note shall not be entitled to demand repayment of this Note prior to its Stated Maturity, except in the case of an Event of Default as provided in the 1997 Original Trust Indenture and the Fifth Supplemental Trust Indenture.

The Fifth Supplemental Trust Indenture provides that in the event the Corporation completes a Bell Canada Disposition Transaction, unless the Series C Notes have an Approved Rating from each of the Rating Agencies on each day of the Rating Period, the Corporation shall make within five Business Days following the Offer Trigger Date, an offer to purchase all of the Series C Notes for 100% of the face value of the Series C Notes together with accrued and unpaid interest up to, but excluding, the Purchase Date, the whole as more fully set forth in the Fifth Supplemental Trust Indenture.

The 1997 Original Trust Indenture provides for making binding upon all Holders of Notes resolutions passed at meetings of Holders of Notes, and instruments in writing signed by the Holders of a specified majority of the Notes.

The Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes whether or not this Note be overdue.

This Note shall not become valid or obligatory for any purpose until it shall have been certified by the manual signature of any authorized officer of the Trustee.

IN WITNESS WHEREOF the Corporation has caused this Note to be executed by such individuals duly authorized for the purposes thereof.

Date: October 30, 2002

BCE INC.

By:

[Authorized Individual]

By:

[Authorized Individual]

TRUSTEE’S CERTIFICATION

Certified for and on behalf of BCE Inc.

COMPUTERSHARE TRUST COMPANY OF CANADA

TRUSTEE

By:	___________________
Authorized Officer

FORM OF TRANSFER

FOR VALUE RECEIVED,

________________________ hereby assign(s) and transfer(s) unto ______________________ the within 7.35% Series C Note due October 30, 2009 (the “Note”), together with the principal thereof and premium thereon, if any, and all accrued interest thereon, if any, by irrevocably constituting and appointing ___________________ to transfer such Note on the books of BCE Inc., with full power of substitution on the premises.

Dated ______________________________

In the presence of _________________________	___________________________________
Signature

Transferee's social insurance number (if applicable)	___________________________________

SCHEDULE 1
TO THE PERMANENT GLOBAL DEBT SECURITY
CERTIFICATE NO. •

ISIN NO. •

7.35% SERIES C NOTE DUE OCTOBER 30, 2009

Date	Initial aggregate principal amount	Increase– (Decrease)	Adjusted aggregate principal amount	Authorization

October 30, 2002	$650,000,000	n/a	n/a	n/a

Dated as of February 9, 2004

BCE INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA
Trustee

SIXTH SUPPLEMENTAL TRUST INDENTURE

THIS SIXTH SUPPLEMENTAL TRUST INDENTURE made at the City of Montreal in the Province of Québec as of the 9th day of February, 2004.

BETWEEN:	BCE INC., a corporation incorporated under the laws of Canada (hereinafter referred to as the "Corporation")

OF THE FIRST PART

AND:	COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as the "Trustee")

OF THE SECOND PART

WHEREAS by Trust Indenture (hereinafter referred to as the “1997 Original Trust Indenture”) dated as of November 4, 1997, executed by the Corporation in favour of Montreal Trust Company, as original trustee, provision was made for the issue by the Corporation from time to time of Debt Securities of the Corporation without limit as to aggregate principal amount;

AND WHEREAS by Trust Indenture dated as of November 4, 1997 supplemental to the 1997 Original Trust Indenture and executed by the Corporation in favour of Montreal Trust Company (the “First Supplemental Trust Indenture”), provision was made for the issue by the Corporation from time to time of a series of Debt Securities of the Corporation known and designated as Medium Term Notes in an unlimited aggregate principal amount;

AND WHEREAS the 1997 Original Trust Indenture was amended by the First Supplemental Trust Indenture, a Second Supplemental Trust Indenture dated as of October 28,1999, a Third Supplemental Trust Indenture dated as of May 1, 2000, a Fourth Supplemental Trust Indenture dated as of January 31, 2002 and a Fifth Supplemental Trust Indenture dated as of October 30, 2002 (the 1997 Original Trust Indenture as amended by the First, Second, Third, Fourth and Fifth Supplemental Trust Indentures being hereinafter collectively referred to as the “Trust Indenture”);

AND WHEREAS the Corporation is not in default under the Trust Indenture;

AND WHEREAS it is desirable to enter into this Sixth Supplemental Trust Indenture to provide that the events described in paragraph (6) of Section 5.01 of the Trust Indenture shall not constitute Events of Default under the Trust Indenture with respect to any Debt Securities, including, for greater certainty, Medium Term Notes, issued or registered under the Trust Indenture on or after the date hereof;

AND WHEREAS all things necessary have been done and performed to authorize the execution of this Sixth Supplemental Trust Indenture and to make the same effective and binding upon the Corporation;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee.

NOW THEREFORE THIS SIXTH SUPPLEMENTAL TRUST INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as follows:

ARTICLE I

INTERPRETATION
Section 1.01	Incorporation of Certain Definitions

All terms used in this Sixth Supplemental Trust Indenture which are defined in the Trust Indenture shall have the meaning ascribed to these terms in the Trust Indenture unless otherwise defined in this Sixth Supplemental Trust Indenture or unless the context otherwise specifies or requires.

Section 1.02	Effect of Headings

The headings of all Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Sixth Supplemental Trust Indenture.

Section 1.03	Law Applicable

This Sixth Supplemental Trust Indenture shall be construed in accordance with and governed by the laws of the Province of Québec and the laws of Canada applicable therein.

ARTICLE II

AMENDMENT TO THE TRUST INDENTURE
Section 2.01	Bell Canada Default not Applicable to Subsequent Issues of Debt Securities

Section 5.01 of the Trust Indenture is hereby amended by adding the following paragraph immediately after paragraph (6) of Section 5.01:

The events described in Subsection 5.01(6) above shall not constitute Events of Default with respect to any Debt Securities issued or registered hereunder on or after February 9, 2004.

ARTICLE III

INDENTURE SUPPLEMENTAL TO
1997 ORIGINAL TRUST INDENTURE

This Sixth Supplemental Trust Indenture is declared to be supplemental to the 1997 Original Trust Indenture, as amended, and is to form part of and shall have the same effect as though incorporated in the 1997 Original Trust Indenture. The 1997 Original Trust Indenture, as amended, is a part of these presents and is by this reference included herein with the same effect as though at length set forth herein.

ARTICLE IV

COUNTERPARTS

This Sixth Supplemental Trust Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Sixth Supplemental Trust Indenture.

BCE INC.

By:	(signed) Michael T. Boychuk

Michael T. Boychuk
Senior Vice-President and Treasurer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	(signed) Tina Vitale

Tina Vitale
Professional, Corporate Trust

By:	(signed) Jean Fielding

Jean Fielding
Manager, Client Services

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: November 4, 2005